INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Esquire Communications Ltd:

We consent to incorporation by reference in the registration statement (No. 333-33629) on Form S-8 of Esquire Communications Ltd. of our report dated March 26, 1999, except as to the second, third and fifth paragraphs of Note 5(A) which are as of April 14, 1999, relating to the consolidated balance sheets of Esquire Communications Ltd. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998, annual report on Form 10-KSB of Esquire Communications Ltd.

                                             KPMG LLP

San Diego, CA.
April 15, 1999